May 24, 2007	Westaff Corporate Headquarters
298 N. Wiget Lane
Walnut Creek, CA 94598

Tel: 925.930.5300
Fax: 925.947.1950
www.westaff.com

Via EDGAR AND OVERNIGHT MAIL

Terry French
Accountant Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3720
450 Fifth Street, N.W.
Washington, D.C.  20549-0510

Re:             Item 4.01 of Form 8-K and Form 8-K/A

Filed May 15, 2007 and May 17, 2007

File No. 0-24990

Dear Mr. French:

On behalf of Westaff, Inc. a Delaware corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 18, 2007 (the “Staff Letter”) with respect to Item 4.01 contained in the Company’s Form 8-K and 8-K/A filed May 15, 2007 and May 17, 2007, respectively (the “Original Filing”).

For the Staff’s convenience, we are also sending in paper format by hand delivery copies of this letter and amended filing referred to herein.

As requested in the Staff Letter, the Company has filed an amendment to the 8-K Filing (the “8-K Amendment”), revising the interim period date set forth in Item 4.01 from January 20, 2007, to May 10, 2007, so that the 8-K now states whether during its two most recent fiscal years and in the subsequent interim period through May 10, 2007 the Company had any disagreements with its former auditor on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure.  The Company has included an updated letter from its former auditor addressing the revised disclosure.  Two copies of the 8-K Amendment, one of which has been marked to show changes made from the Original Filing, are enclosed.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 8-K Amendment, that comments of the Staff or changes in disclosures in response to comments of the Staff do not foreclose the Commission from taking any action with respect to the 8-K Amendment, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Westaff Headquarters

298 North Wiget Lane

Walnut Creek, CA 94598

WESTAFF, INC. IS AN EQUAL OPPORTUNITY EMPLOYER

Should you have any further questions or comments regarding the above-referenced filing, please feel free to contact the undersigned at (925) 256-1516 or our counsel, John Campbell of Morrison & Foerster LLP at (415) 268-7197 or Liza Mark of Morrison & Foerster LLP at (415) 268-6959.  Thank you for your assistance.

Very truly yours,

/s/ John P. Sanders

John P. Sanders
Senior Vice President, Chief Financial
Officer and Treasurer

cc:	John Campbell, Esq.
Morrison & Foerster LLP

Liza Mark, Esq.
Morrison & Foerster LLP